SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                         Rule 13e-3 Transaction Statement
                Under Section 13(e) of the Securities Act of 1934


                                 AMENDMENT NO. 3


                             THE DELTONA CORPORATION

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                              (Name of the Issuer)

                             THE DELTONA CORPORATION
                              YASAWA HOLDINGS, N.V.
                             SELEX INTERNATIONAL, B.V.
                                   ANTONY GRAM
                               WILBURY INTERNATIONAL, N.V.
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                       (Name of Persons Filing Statement)

                          Common Stock, $1.00 Par Value

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                         (Title of Class of Securities)

                                    247883101

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                      (CUSIP Number of Class of Securities)

                                   Antony Gram

                              Chairman of the Board

                                    President

                             THE DELTONA CORPORATION

                            8014 SW 135th Street Road

                              Ocala, Florida 34473

                                 (352) 307-8100

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      (Name,  address  and  telephone  number of person  authorized  to  receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):
a.      [x]     The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Act of 1934.


b.      [ ] The  filing  of a  registration  statement  under the  Securities
            Act of 1934.
c.      [ ] A tender offer.
d.      [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x] Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

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Transaction Valuation                                    Amount of Filing Fee
$1,617,711                                                     $323.54
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 *       The "Transaction  Valuation"  amount referred to above is approximately the product of 4,044,277 fractional shares to be purchased (the "Fractional Shares") and $0.40, the cash price per share to be paid for fractional shares.

 ** In accordance with Rule 0-11 under the Securities Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation by 1/50th of 1%.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $0
                       -------------------------------------------------------

Form or Registration Number:
                            --------------------------------------------------

Filing Parties: THE DELTONA CORPORATION, SELEX INTERNATIONAL, B.V., YASAWA HOLDINGS, N.V., ANTONY GRAM, AND WILBURY INTERNATIONAL, N.V.
-----------------------------------------------------------------


DATE FILED: May 22, 2003, Amending Rule 13E-3 Transaction Statement Filed January 3, 2002 as amended on September 5, 2002 and January 8, 2003.
-------------------------------------------------------------------



INTRODUCTION


This Going-Private Transaction Statement (the "Statement") is being filed by THEDELTONA CORPORATION, a Delaware corporation (the "Company"), YASAWA HOLDINGS, N.V., SELEX INTERNATIONAL, B.V., ANTONY GRAM and WILBURY INTERNATIONAL, N.V. pursuant to Section 13(e)of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and Rule 13e-3 thereunder in connection with a 500,000 for 1 reverse split of the Company's Common Stock, no par value, with a cash payment of $0.40 per share in lieu of fractional shares (the "Reverse Split"). This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act.


A preliminary proxy statement of the Company relating to the solicitation of proxies for the Special Meeting of Shareholders (the "Proxy Statement") is being filed concurrently with this filing. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Schedule 13e-3.

Item 1. Summary Term Sheet

          The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information

          (a)     Name and Address

                  The information set forth in the "Notice of Special Meeting of Shareholders" of the Proxy Statement is incorporated herein by reference.

          (b)     Securities

                  The  information  set forth in the Proxy  Statement  under the
                  caption   "GENERAL   INFORMATION  -  Voting   Procedures   and
                  Revocability of Proxies" is incorporated herein by reference.

          (c)     Trading Market and Price

                  The information set forth in the Proxy Statement under the caption "GENERAL INFORMATION - Price Range of Common Stock and Dividends" is incorporated herein by reference.

          (d)     Dividends

                  The information set forth in the Proxy Statement under the caption "GENERAL INFORMATION - Price Range of Common Stock and Dividends" is incorporated herein by reference.


          (e)     Prior Public Offerings
                  The Company has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Rules 251 through 263 of the Securities Act of 1933, as amended).

          (f)     Prior Stock Purchases

                  The Company has not purchased any subject securities during the past two years.


Item 3. Identity and Background of Filing Person

          (a)     Name and Address

                  The filing persons are the subject Company, Selex International B.V., Yasawa Holdings, N.V., Antony Gram, and Wilbury International, N.V.:

                  ANTONY GRAM
                  c/o The Deltona Corporation
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  SELEX  INTERNATIONAL,  B.V.
                  Gerrit van den  Veenstraat 70
                  Amsterdam,  The Netherlands

                  YASAWA HOLDINGS, N.V.
                  Zarf Trust
                  1-5 Plaza JoJo Correa, P.O. Box 897
                  Willemstad, Curacao, Netherlands Antilles

                  THE DELTONA CORPORATION
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  WILBURY INTERNATIONAL, N.V.
                  Amicorp Curacao, N.V.
                  Caracasbaaiweg 199, P.O. Box 6050
                  Curacao, Netherlands Antilles

                  Executive Officers of the subject company:

                  Antony Gram

                  President, Chairman of the Board of Directors and Chief Executive Officer
                  The Deltona Corporation
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  Sharon J. Hummerhielm
                  Executive Vice President & Corporate Secretary
                  8014 SW 135th Street Road
                  Ocala, Florida 34473


                  Robert O. Moore
                  Treasurer and Chief Financial Officer
                  The Deltona Corporation
                  8014 SW 135th Street Road
                  Ocala, Florida 34473


                  Executive Officers of Selex International, B.V.
                  Antony Gram, Director, President and Chief Executive Officer C/O The Deltona Corporation
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  Executive Officers of Yasawa Holdings, N.V.
                  R. de Meza, Managing Director on behalf of Zarf
                       Trust Corporation
                  1-5 Plaza JoJo Correa, P.O. Box 897
                  Willemstad, Curacao, Netherlands Antilles

                  Board of Directors of Selex International, B.V.
                  Antony Gram, Director
                  c/o The Deltona Corporation
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  Board of Directors of Yasawa Holdings, N.V.
                  R. de Meza. Managing Director on behalf of Zarf
                  Trust Corporation
                  1-5 Plaza JoJo Correa, P.O. Box 897
                  Willemstad, Curacao, Netherlands Antilles

                  Board of Directors of Wilbury International, N.V. Amicorp Curacao, N.V., Managing Director
                  Caracasbaaiweg 199, P.O. Box 6050
                  Curacao, Netherlands Antilles

                  Board of Directors of the subject company:

                  Antony Gram, Director

                  Christel DeWilde, Director

                  George W. Fischer, Director

                  Rudy Gram, Director

                  Thomas B. McNeill, Director

          (b)     Business and Background of Entities

                  Not applicable.

          (c)     Business and Background of Natural Persons

                  (1), (2)



                    Christel DeWilde has been an independent consultant for Antony Gram since December 2002. From February 1995 through December 2002, Ms. DeWilde was employed as Financial Analyst for Antony Gram. Prior to joining Mr. Gram, Ms. DeWilde was Chief Financial Officer of the Sab Wabco Group, Brussels, Belgium from December 1992 to February 1995. Ms. DeWilde's business telephone number is 352-307-8100. Ms. DeWilde's address is c/o The Deltona Corporation, 8014 SW 135th Street, Ocala, FL 34473.


                    George W. Fischer is retired. From 1975 through 1995 he served as President of H.E.C. Fischer, Inc., a closely held real estate company. Mr. Fischer's business telephone number is 352-307-8100. Mr. Fischer's address is c/o The Deltona Corporation, 8014 SW 135th Street Road, Ocala, FL 34473.

                    Antony Gram has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since July 13, 1994 and President since October 2, 1998. For more than the past five years, Mr. Gram has served as Managing Director of

                    Gramyco, a scaffolding company, based in Belgium. Mr. Gram's business telephone number is 352-307-8100. Mr. Gram's address is c/o The Deltona Corporation, 8014 SW 135th Street Road, Ocala, FL 34473.

                    Rudy Gram is Vice President of Swan Development Corporation, based in St. Augustine, Florida Mr. Gram's business telephone number is 352-307-8100. Mr. Gram's address is c/o The Deltona Corporation, 8014 SW 135th Street Road, Ocala, FL 34473.


                    Thomas B.McNeill is Retired. He was formerly a Partner in the law firm of Mayer, Brown, Rowe & Maw, formerly Mayer, Brown & Platt, Chicago, Illinois.


                    Mr. McNeill's business telephone number is 352-307-8100. Mr. McNeill's address is c/o The Deltona Corporation, 8014 SW 135th Street Road, Ocala, FL 34473.

                    R. de Meza has been engaged as an investment banker for the past five years by the firm of Zarf Trust Corporation, N.V. Mr. de Meza's business telephone number is 59995612647. Mr. de Meza's address is 1-5 Plaza JoJo Correa, P.O. Box 897 Willemstad, Curacao, Netherlands Antilles (

                    3) None of the Company's executive officers or directors was convicted in a criminal proceeding during the past five years.


                    Sharon J. Hummerhielm has been employed by The Deltona Corporation since 1975, having served as Executive Vice President and Corporate Secretary since October 1998 and Vice President of Administration and Corporate Secretary from May 1995 to October 1998.


                    (4) None of the Company's executive officers or directors was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


                    (5) Three of the Company's directors and officers, Mr. Antony Gram, Ms. DeWilde and Mr. Rudy Gram are citizens of Belgium. The remaining directors and officers are citizens of the United States.

         (d)     Tender Offer.

                  Not applicable.

Item 4. Terms of the Transaction

          (a)     Material Terms

                  The  information  set forth in the Proxy  Statement  under the
                  caption  "SUMMARY  TERM  SHEET"  is  incorporated   herein  by
                  reference.

          (b)      Different Terms

                  None.

          (c)     Appraisal Rights

                  The  information  set forth in the Proxy  Statement  under the
                  caption   "APPRAISAL   RIGHTS  AND   DISSENTER'S   RIGHTS"  is
                  incorporated herein by reference.

          (d)     Provisions For Unaffiliated Security Holders

                  None.

          (e)     Eligibility For Listing or Trading

                  Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

          (a)     Transactions

                  See information set forth in the Proxy Statement Under the caption "Ownership of Voting Securities of the Company."

          (b)     Significant Corporate Events

                  Not applicable.

          (c)     Negotiations or Contacts

                  See information set forth in the Proxy Statement Under the caption "Ownership of Voting Securities of the Company."

          (d)     Agreements Regarding the Subject Company's Securities

                  Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

          (b) Use of Securities Acquired. Outstanding shares of the Company's existing common stock, $1.00 par value, that would otherwise be converted into a fractional share of the Company's new common stock, $500,000 par value, will be canceled; otherwise, no securities will be acquired in the transaction.

          (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "REVERSE STOCK SPLIT" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects in a Going -Private Transaction

          (a)      Purposes

                   The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

          (b)      Alternatives

                   The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

          (c)      Reasons

                    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

          (d)      Effects

                    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE PROPOSED REVERSE STOCK SPLIT" and "FEDERAL INCOME TAX CONSEQUENCES" are incorporated herein by reference.

Item 8. Fairness of the Going Private Transaction

            (a)    Fairness

                   The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - FAIRNESS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

            (b) Factors Considered in Determining Fairness The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - FAIRNESS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.


            (c) Approval of Security Holders The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - FAIRNESS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

            (d)    Unaffiliated Representative

                   The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - FAIRNESS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

            (e)    Approval of Directors

                    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - FAIRNESS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

            (f)    Other Offers

                   Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

          (a)-(c) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - REPORTS, APPRAISALS AND NEGOTIATIONS" and in Exhibit 2 to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Considerations

          (a) Source of Funds. The information set forth in the Proxy Statement under the caption "CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT ON THE COMPANY'S SHAREHOLDERS" is incorporated herein by reference.

          (b)      Conditions. None.

          (c) Expenses. The information set forth in the Proxy Statement under the caption "CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT ON THE COMPANY'S SHAREHOLDERS" is incorporated herein by reference.

          (d) Borrowed Funds. The information set forth in the Proxy Statement under the caption "CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT ON THE COMPANY'S SHAREHOLDERS" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

          (a)      Securities Ownership

                    The information set forth in the Proxy Statement under the caption "OWNERSHIP OF VOTING SECURITIES OF THE COMPANY" is incorporated herein by reference.

          (b)      Securities Transactions

                   Not applicable.

Item 12. The Solicitation Or Recommendation

          (d) Intent to Tender or Vote in a Going-Private Transaction The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

          (e)    Recommendations of Others

                   The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

Item 13. Financial Statements

          (a)      Financial Information


                    The information set forth in the Proxy Statement under caption "SUMMARY FINANCIAL DATA" the Company's Report on Form 10-K for the fiscal year ended December 31, 2001, under "Item 7. Financial Statements and Supplementary Data" as well as the Company's form 10-Q for the quarter ended March 31, 2003, are incorporated herein by reference. The book value per share of the Company's common stock ("deficit in stockholder equity") as of March 31, 2003, was a negative seventy cents($.70) per common share.


          (b)      Pro Forma Information

                   The information set forth in the Proxy Statement under the Caption "CERTAIN EFFECTS OF REVERSE STOCK SPLIT PROPOSAL ON THE COMPANY'S SHAREHOLDERS" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

          (a)      Solicitations or Recommendations

                   Solicitations of proxies from the Company's shareholders of record will be made by:

                   Not Applicable.

                   Solicitations of proxies from the Company's shareholders whose shares are held in street name will be made by:

                   Not Applicable.


          (b)      Employees and Corporate Assets


                    The services of the Company's Chief Executive Officer, Executive Vice President and Treasurer will be used in connection with the Reverse Split in preparing filing documents and presenting the Reverse Split to shareholders.



 Item 15. Additional Information

           The information contained in the Proxy Statement, including any appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

          (a)      Disclosure Materials

                    Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on January 8, 2003.

          (b)      None

          (c)      Report, Opinion or Appraisal

                   Filed as Exhibit 2 to the Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on January 8, 2003.

          (d)      None

          (e)      None

          (f)      None

          (g)      None



                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that theinformation set forth in this statement is true, complete and correct.

             /s/
------------------------------------
ANTONY GRAM
President, Chief Executive Officer
Selex International, B.V.
Date: May 20, 2003




             /s/
____________________________________
ANTONY GRAM
Date: May 20, 2003




             /s/
------------------------------------
SHARON J. HUMMERHIELM
Executive Vice President, Corporate Secretary
The Deltona Corporation
Date: May 19, 2003



             /s/
___________________________________
ROBERT O. MOORE
Treasurer
The Deltona Corporation
Date: May 19, 2003


             /s/
------------------------------------
R. DE MEZA
Managing Director
Yasawa Holdings, N.V.
Date: May 20, 2003


             /s/
------------------------------------
Amicorp Curacao, N.V.
Managing Director
Wilbury International, N.V.
Date: May 20, 2003